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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 08 2011 WASH. D.C. 189

SEC FILE NUMBER
8-35355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Lee 404-813-5494

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
(   ) Public Accountant
(   ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/30

OATH OR AFFIRMATION

I, Christy Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CR Lee
Signature

Chief Financial Officer
Title

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires December 7, 2013

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: (404) 874 8300
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 4, 2011

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	99,007,499
Cash and securities segregated under Federal and other regulations		18,631
Securities owned		153,138
Commissions receivable		3,436,539
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $ 8,258,135		1,562,663
Goodwill		42,706,365
Prepaid assets		6,484,623
Other assets		936,757
Total assets	$	154,306,215
Liabilities		
Liabilities:		
Accrued compensation and benefits	$	11,872,789
Income tax payable to Parent, net		36,350,979
Payable to customer		1,852,889
Accrued other expenses		1,681,658
Total liabilities		51,758,315
Shareholder's equity:		
Common stock, $1 par value; 2,000,000 shares authorized 52,125 shared issued and outstanding		52,125
Additional paid-in capital		76,115,636
Retained earnings		26,380,139
Total shareholder's equity		102,547,900
Total liabilities and shareholder's equity	$	154,306,215

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2010

Revenues	
Commissions	$ 147,222,635
Trading gains, net of losses	24,487,427
Investment management income	42,533,303
Interest income	22,384
Other income	12,267,496
Total revenue	226,533,245
Expenses	
Compensation and benefits	132,388,738
Expense to affiliate	29,257,947
Clearing expense	19,241,845
Occupancy and equipment	1,066,441
Legal, consulting, and examination fees	4,378,085
Office expense	1,229,424
Computer services	2,571,148
Other expenses	3,919,430
Total expenses, excluding taxes	194,053,058
Income before taxes	32,480,187
Income tax expense	(11,840,564)
Net income	$ 20,639,623

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 52,125	$ 76,115,636	$ 33,240,516	$ 109,408,277
Distribution to Parent	–	–	(27,500,000)	(27,500,000)
Net income	–	–	20,639,623	20,639,623
Balance, December 31, 2010	$ 52,125	$ 76,115,636	$ 26,380,139	$ 102,547,900

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

December 31, 2010

Cash flows provided by operating activities		
Net income	$	20,639,623
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		740,644
Deferred tax benefit		1,069,274
(Increase) decrease in operating assets:		
Securities owned		(21,216)
Commissions receivable		806,488
Prepaid assets		(2,399,876)
Other assets		1,333,444
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits		1,665,140
Income tax payable to Parent		(4,918,339)
Payable to customer		(1,543,361)
Accrued other expenses		(1,449,512)
Net cash provided by operating activities		15,922,309
Cash flows used in investing activities		
Purchases of premises and equipment		(356,404)
Net cash used in investing activities		(356,404)
Cash flows used in financing activities		
Distribution to Parent		(27,500,000)
Net cash used in financing activities		(27,500,000)
Net decrease in cash and cash equivalents		(11,934,095)
Cash and cash equivalents, beginning of year		110,941,594
Cash and cash equivalents, end of year	$	99,007,499
Supplemental cash flow information		
Cash paid for income taxes to Parent	$	15,689,629

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust, and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with gains and losses recognized currently in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Lease hold improvements	1–30 years
Furniture and Equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in other income in the accompanying statement of operations.

The Company recognizes fee income earned from investment advisory services. This revenue is recorded as investment management income in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis in trading gains, net of losses in the accompanying statement of operations.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions charged to customers.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2010.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, an update to ASC 820-10, "Fair Value Measurements." This update adds a new requirement to disclose transfers in and out of level 1 and level 2, along with the reasons for the transfers, and requires a gross presentation of purchases and sales of level 3 activities. Additionally, the update clarifies that entities provide fair value measurement disclosures for each class of assets and liabilities and that entities provide enhanced disclosures around level 2 valuation techniques and inputs. The Company adopted the disclosure requirements for level 1 and level 2 transfers and the expanded fair value measurement and valuation disclosures effective January 1, 2010. The disclosure requirements for level 3 activities will be effective for the Company on January 1, 2011. The adoption of the disclosure requirements for level 1 and level 2 transfers and the expanded qualitative disclosures, had no impact on the Company's financial position and results of operations. The Company does not expect the adoption of the level 3 disclosure requirements to have an impact on its financial position and results of operations.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, an update to ASC 855-10, "Subsequent Events." This update amends the guidance to remove the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. SEC filers must continue to evaluate subsequent events through the date the financial statements are issued. The amendment was effective and has been adopted by the Company upon issuance.

4. Fair Values of Financial Instruments

The Company's financial instruments are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2010. The securities owned primarily represent U.S. Treasury Notes, are valued using quoted prices in active markets, and are classified as Level 1 assets in accordance with ASC 820, *Fair Value Measurements and Disclosures*. The total amount of loss relating to the securities owned for the period included in the statement of operations is $1,510.

5. Related-Party Transactions

During the period ended December 31, 2010, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2010 financial statements, are as follows:

Cash and cash equivalents	$13,953,538
Cash and securities segregated under Federal and other regulations	18,631
Income taxes payable to Parent	36,350,979
Commissions	414,901
Expense to affiliate	29,257,947
Other income	10,746,052

5. Related-Party Transactions (continued)

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Other income represents administrative fee income earned from the trading activity associated with STI's mutual fund group, Ridgeworth Funds and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate.

6. Commitments and Contingencies

In September 2008, STIS entered into an "agreement in principle" with FINRA related to the sales and brokering of auction rate securities (ARS) by STIS. This agreement was nonbinding and subject to the negotiation of a final settlement. The parties were unable to finalize this agreement and FINRA continued its investigation. At this time the Company believes that FINRA has completed its investigation and intends to recommend that charges be filed against STIS. The parties are engaged in settlement discussions, and the Company accrued its best estimate for this incurred loss. In addition, in November 2008, the Company moved forward with ARS repurchases from essentially the same categories of investors who would have been covered by the original agreement with FINRA as well as certain other investors not addressed by the agreement. The total par amount of ARS the Company expected to purchase is approximately $271.6 million, although calls or redemptions of certain of the ARS could occur before or shortly after purchase by the Company and these would reduce this amount slightly. As of December 31, 2010 the Company has repurchased approximately 98% of the securities it intends to purchase. The Company has concurrently sold these positions to the Parent at market value; therefore does not hold positions on the Company's statement of financial condition.

In addition to the agreement with FINRA, several arbitrations and individual lawsuits have been filed against STIS by parties who purchased ARS through the firm. Broadly stated, these complaints allege that STIS made misrepresentations about the nature of these securities and engaged in conduct designed to mask some of the liquidity risk associated with them. They also allege that STIS was aware of the risks and problems associated with these securities, and took steps in advance of the wave of auction failures to remove these securities from their own holdings. The claimants in these actions are seeking to recover the par value of the ARS in question as well as compensatory and punitive damages in unspecified amounts.

6. Commitments and Contingencies (continued)

As a result of ARS related matters, the Company recognized trading losses relating to actual or anticipated ARS purchases in previous years. However, some of the loss has been reversed through the recognition of trading gains, which totaled approximately $1.7 million for the year ended December 31, 2010. Gains or losses generally result from a change in the market value of probable future purchases. The Company has determined that it has a probably loss pursuant to the provisions of ASC 450, *Contingencies*, that could reasonably estimated at December 31, 2010 as difference between the par amount and the estimated fair value of ARS that the Company believes it will likely purchase from investors. A liability of $1.5 million relating to the obligations to repurchase ARS from certain investors is reflected as customer payable in the statement of financial condition at December 31, 2010. The Company has also reserved $0.4 million as of December 31, 2010, for estimated probable FINRA fine related to ARS claims.

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company, other than the matter described above, that would materially affect its business and operations.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2010, the Company experienced no material net losses as a result of the indemnity.

8. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost. Benefit information is not available from the actuary for individual subsidiaries of STI.

The Company's contributions to the pension and other employee benefit plans and to incentive-based compensation plans were $14,149,386 and $74,861,477, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options and restricted stock to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of STI common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option credit and restricted stock expense for 2010 was $0 and $698,179, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2010, there was $1,575,276 of unrecognized stock-based compensation expense related to restricted stock.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return without regard to separate company limitations. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes*, are as follows:

	2010		
	Current	**Deferred**	**Total**
Federal	$ 12,811,615	$ (1,601,682)	$ 11,209,933
State	1,699,905	(1,069,274)	630,631
	$ 14,511,520	$ (2,670,956)	$ 11,840,564

9. Income Taxes (continued)

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2010
Income tax at federal statutory rate of 35%	$ 11,368,066
State income taxes, net of federal benefit	409,910
Other	62,588
Total provision for income taxes	$ 11,840,564

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $37,370,930 at December 31, 2010, as included in Income tax payable to Parent. The Company's temporary differences, which give rise to the net deferred tax liability, are as follows:

	2010
Employee benefits	$ (36,184,204)
Prepaid Expenses	(2,415,750)
Other	1,228,844
Net deferred tax asset/(liability)	$ (37,370,930)

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. As of December 31, 2010, the Company's federal returns through 2006 have been examined by the Internal Revenue Service ("IRS") and all issues have been resolved.

9. Income Taxes (continued)

The Company's 2007 through 2009 federal income tax returns are currently under examination by the IRS. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule") requires the Company to maintain minimum net capital, as defined. At December 31, 2010, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2010, the Company had net capital, as defined, of $45,841,255, which was $42,390,699 in excess of the required net capital of $3,450,556. The Company's ratio of aggregate indebtedness to net capital was 1.13:1 at December 31, 2010, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. There are anticipated distributions to Parent which are a routine part of our process that will likely occur over the next 6 months.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital		
Total shareholder's equity		$ 102,547,900
Deductions:		
Nonallowable assets:		
Non-marketable securities	6,656	
Furniture, equipment, and leasehold improvements	1,562,663	
Commissions receivable	391,572	
Goodwill	42,706,365	
Prepaids and other assets	10,333,190	
Total nonallowable assets		55,000,446
Tentative net capital		47,547,454
Less: Haircuts		
U.S. Treasuries	1,914	
Other short-term securities	1,704,285	
Total haircuts		(1,706,199)
Net capital		$ 45,841,255
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 3,534,547
Accrued compensation and benefits		11,872,789
Income taxes payable to Parent		36,350,979
Total aggregate indebtedness		$ 51,758,315
Percentage of aggregate indebtedness to net capital		113%
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$ 3,450,556
Minimum dollar net capital required (2)		$ 250,000
Net capital requirement (greater of (1) or (2) above)		$ 3,450,556
Excess net capital over net capital requirement		$ 42,390,699
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 40,665,424

There are no material differences between this computation and the Company's amended unaudited Form X-17A-5 as of December 31, 2010, filed on March 2, 2011.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Credit balances:		
Other	$	562,251
Total credit balances	$	562,251
Debit balances:		
None	$	–
Gross debits		–
Less 3%		–
Total debit balances	$	–
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	562,251
Amount on deposit in the "Reserve Bank Account" at December 31, 2010	$	18,631

There are no material differences between this computation and the Company's amended, audited Form X-17A-5 as of December 31, 2010, filed on March 2, 2011.

On February 18, 2011, the firm transferred $4.5 million dollars to the "Special Reserve Account for the Exclusive Benefit of Customers" to ensure there is an amount on reserve in the event of an operational exception related to prompt transmittal.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010
(In Thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2010, filed on March 2, 2011.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: (404) 874 8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified a deficiency in control activities for safeguarding customer checks and securities that we consider to be a material inadequacy. The deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit

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of the financial statements of the Company as of and for the year ended December 31, 2010, and this deficiency does not affect our report on the financial statements of the Company dated February 28, 2011. At December 31, 2010 and through the year then ended, the Company's controls were not suitably designed to prevent or timely detect failure to promptly remit checks and securities in accordance with Rule 15c3-3. As a result, the Company did not timely determine whether it was exempt from the requirements of Rule 15c3-3, including the computation of a reserve requirement. Subsequent to December 31, 2010, the Company performed the reserve computation which resulted in a reserve requirement of $562,251, and the Company's deposit account for cash and securities segregated for exclusive benefit of customers (the Account) held $18,631 at December 31, 2010. On February 18, 2011, the Company transferred $4.5 million in to the Account. The Company has subsequently implemented a process to perform a weekly reserve computation and is developing controls to address the design deficiency.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

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March 4, 2011

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ERNST & YOUNG

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Investment Services, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Investment Services Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 to December 31, 2010. SunTrust Investment Services Inc.'s management is responsible for SunTrust Investment Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the Determination of SIPC-7 Calculation Schedule derived from the FOCUS reports and supporting schedules for the fiscal period from January 1, 2010 to September 30, 2010 and management's FOCUS supporting schedules from October 1, 2010 to December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers on the Determination of SIPC-7 Calculation Schedule from January 1, 2010 to December 31, 2010

   There were no findings

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   This is not applicable as there was no overpayment

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

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March 1, 2011

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Financial Statements and Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2010
With Report and Supplemental Report of Independent Registered Public Accounting Firm

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